W. Mark Schweitzer

Vice President & Chief Financial Officer

Direct Telephone: (403) 531-5603

Direct Fax:  (403) 265-1968

E-mail:  mschweitzer@cefranklin.com

March 19, 2009

Mr. John Cash

Accounting Branch Chief

United States Security and Exchange Commission

450 Fifth Street N.W.

Washington D.C.,

20549

Re:

CE Franklin Ltd. (“CEF”)

Form 20-F for Fiscal Year Ended December 31, 2008

File No. 1-12570

Dear Mr. Cash:

The following is in response to your letter dated February 26, 2009.  Our responses have been keyed to your comments as requested.

Item 4.  Information on the Company, page 7.  D. Property, plant and equipment, page 10

1.

We note that five of your branch operations are operated by agents who are responsible for branch facility and operating costs and earn a commission on sales.  Please tell us and revise future filings to clarify how you present and account for these five branches in your consolidated financial statements.  If applicable, please explain to us and revise future filings to address any differences between Canadian GAAP and U.S. GAAP related to these branches and demonstrate how you comply with EITF 99-19.

CEF response:

As noted above, 5 of CEF’s 44 branches are operated by agents.  In 2008, agent operated branches generated sales of $24 million comprising 4% of CEF’s total 2008 sales.  Agents are responsible for all branch operating costs and are paid a commission on CEF sales.  Commission payments are recorded on CEF’s Consolidated Statement of Operations as “Selling, general and administrative expenses”.

EITF 99-19 and EIC-123 specify US and Canadian GAAP respectively with regards to reporting revenue gross as a principal versus net as an agent and are substantially similar in their requirements.

Under CEF’s Agency Agreements, the Agent is appointed as CEF’s exclusive representative in a particular territory to solicit orders for CEF’s products and services.  All sales orders generated by the agent are at prices, terms, and on credit approved by CEF.  CEF invoices the customer directly.  All customers serviced by the agent, inventory held by the agent, and customer accounts receivable, are the property of CEF.  The agent is obligated to use CEF’s business systems, processes and policies.  All purchases of products regularly stocked by CEF must be made through CEF, and remain the property of CEF until sold by the agent to CEF’s customer.  CEF is responsible for any product warranty costs related to the sale of CEF product.  CEF is also responsible for collection of accounts receivable on agent sales.

CEF sales from agent operated branches are appropriately reported as gross revenues in its Consolidated Statement of Operations consistent with EITF 99-19 and EIC-123 for the following reasons:

•

CEF is the primary obligor in the arrangement.  CEF determines the products, the sales and credit terms to the customer.  It remains responsible for collecting accounts receivable and for any product warranty issues.

•

CEF has general inventory risk.  CEF generally takes title to product before the product is ordered by the customer and is responsible for any product warranty obligations.

•

CEF has latitude in establishing price for corporate customers that have multi-location service requirements including the agent’s territory of operation.

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CEF determines the products and suppliers to be sold at agent operated branches.

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CEF retains credit risk for agent operated sales to CEF credit approved customers.

In our future annual financial statements, we will add the following sentence to our Accounting Policy Note – Revenue Recognition:  “Sales from agent operated branches are recorded as sales in the Consolidated Statement of Operations as the Company is the primary obligor in agent operated revenue transactions.”

Item 5.  Operating and Financial Review and Prospects, page 11

Management’s Discussion and Analysis, page 11

Operating Results, page 13

2.

Please review future filings to consistently present the table summarizing your consolidated results of operations in millions or thousands of Canadian dollars.  The comment is also applicable to the quarterly sales disclosures on page 19.

CEF response:

Item 5, including Management’s Discussion and Analysis, has been prepared in millions of Canadian dollars.  It is our intention to continue to do so in future filings.

3.

In future filings, quantify the impact of changes in volume and changes in prices on sales during each period presented.

CEF Response:

CEF sells in excess of 25,000 different products sourced from over 2,000 suppliers to its 3,000 customers across a variety of product sales categories.  Selling prices for a particular product are influenced by numerous factors including cost, supplier used to source the product, quantity sold and specific customer pricing arrangement.  Accordingly, it is difficult to provide meaningful sensitivity disclosures relating to price and volume fluctuations.  However, management realizes that this information may be useful to readers of CEF disclosure documents and will endeavor to comment on future changes in volumes and prices that have a significant impact on sales in future periods.

Critical Accounting Estimates, page 22

Goodwill, page 22

4.

Based on recent stock prices, it appears that the net book value of the Company may have exceeded your market capitalization at December 31, 2008.  Please tell us and revise future filings to disclose and discuss how you considered this factor in evaluating goodwill for impairment.

CEF Response:

On December 30, 2008, CEF’s stock last traded on the TSX @ $3.15. There were approximately 18.1 million shares outstanding as at December 31, 2008.  Accordingly, the quoted market capitalization of CEF compared to its net book value as at December 31, 2008 is as follows:

	$/Share	Market Cap
Quoted Market Value	$3.15	$57.0 million
Net Book Value	$7.68	$139.0 million
Quoted market value deficit	($4.53)	($82.0 million)

Management’s opinion is that numerous facts are consistent with the quoted market value at December 31, 2008, not being indicative of CEF’s fair value at that time for the following reasons:

•

At December 31, 2008, CEF’s net working capital less its debt was $5.92 per share, 88% greater than its closing stock price.  CEF’s working capital and debt components were assessed for fair value recovery as part of the normal course preparation of year end financial statements by management.  CEF’s 2008 profitability on all measures (EPS, RONA etc.) is the second best performance in its history.  CEF is well capitalized and has adequate liquidity to execute its business plans.  Based on its 2009 budget, CEF expects to remain substantially profitable.

•

On December 16th, 2008, CEF’s Board explicitly assessed that the current trading level of its stock was not indicative of fair value, when it approved a Normal Course Issuer Bid (“NCIB”) to acquire CEF shares in the open market.  CEF’s stock price closed on December 16, 2008 at $3.25.  Factors that CEF’s Board considered in approving the NCIB included CEF’s net book value per share, expected profitability in 2009 and beyond, its liquidity and ability to finance its business plans generally.

•

If management and CEF’s Board believed that its closing stock price was indicative of fair value, it would not have approved the NCIB, rather it would have approved the liquidation of the business as its net working capital less debt exceeded its share price by a wide margin.

•

On October 28, 2008, Capstone Investments issued an independent research report recommending CEF as a strong buy and a target price of US$9.00 per share (CDN$11.70 based on US exchange rate of 1.30 on the date the report was prepared).  CEF’s shares are thinly traded and subject to price volatility.  These trading dynamics reduce the reliability of a “point in time” share price as being representative of fair value.  This is evidenced by the 35% increase in the share price from December 31, 2008 to $4.25 per share at the time of writing (January 10th).

•

 CEF’s share price has consistently traded above its book value for many years.  Its share price declined below its net book value in October of 2008.  CEF’s shares are thinly traded.  Since October 28, 2008 (release of its 3rd quarter results), CEF has traded 1,413,300 shares cumulatively on the TSX and AMEX exchanges, representing only 7.8% of the total shares outstanding.  Accordingly, the volume of shares traded at below net book value may not be consistent with the purchase of a control premium or fair value generally. In 2008, CEF’s performance consistently exceeded its internal budget and quarterly forecast updates, contrary to the Company’s share price performance over the same period.

For the reasons listed above, Management’s assessment is that the quoted market capitalization of CEF at December 31, 2008 is not indicative of its fair value.

5.

Please provide us and revise future filings to provide the following information.

•

Disclose the date of your annual goodwill impairment evaluation.

•

Address your basis for defining your reporting unit under paragraphs 30-36 of SFAS 142 and address any changes in those units or goodwill allocations during the periods presented due to recent acquisitions etc.

We note your discussion of the methods used for determining fair value based on a discounted cash flow analysis and multiples of comparable public companies.

•

Disclose the assumed benefits of a valuation prepared under each method, and why management selected each applicable method as being meaningful for preparing your goodwill impairment analysis.

•

Disclose how you weight each of these methods, including how you determined the weights for each method.  To the extent that the weight assigned to each method is a subjective estimate, please include a sensitivity analysis to address the impact on fair value if you weighted the methods differently.

•

For each fair value methodology you use, provide a description of the “significant judgements” used and the sensitivity of those assumptions in determining fair value.  For example, for a discounted cash flow analysis such assumptions may include the discount rate used, revenue growth rates, operating profit margin percentages and the terminal rate.  Refer to Section 501.14 of the Financial Reporting Codification for guidance.

CEF response:

Our annual goodwill impairment evaluation was conducted as at December 31, 2008.

CEF’s  2008 MD&A – Critical Accounting Estimates – Goodwill disclosures are found on page 22 of Form 20-F.  Our reporting unit for purposes of assigning goodwill and assessing annual goodwill impairment is disclosed as follows:  “The Company evaluates goodwill impairment at the consolidated level as it operates through a single operating segment.”  CEF’s operations consist primarily of the distribution and related service of products used in oil and gas production and other industrial applications in Western Canada through its network of 44 branch locations.  Consistent with paragraph 30 of SFAS 142 and paragraph 17 of Statement 131, CEF considers the components of its operating segment to have similar economic characteristics as the nature of the products and services, customers, and the methods used to distribute products and services to customers are substantially similar across CEF’s distribution network.  Accordingly, the Company has also assessed that it operates through a single “reporting unit”.

CEF disclosed its methodology for determining fair value in its annual MD&A – Critical Accounting Estimates – Goodwill on page 22 of Form 20-F and in its annual audited financial statements – Note 1 Accounting Policies - Goodwill as follows:  “The impairment evaluation involves comparing the estimated fair value of the Company’s business to its carrying amount to determine if a write down to fair value is required.  Fair value is estimated using future cash flow projections, discounted to their present value and earnings and cash flow multiples for comparable public energy service and distribution companies.”

CEF’s detailed impairment assessment methodology is summarized as follows:

•

We first determined that we had a single reporting unit for purposes of assessing goodwill impairment, consistent with our approach in prior years.  Our rationale for this decision is summarized in the response above.

•

We then determined whether the quoted value of CEF’s stock as at 12/31/08 was less than its book value.  We determined that there was a “quoted market value deficit” of approximately CDN$4.53 per share.  Refer to our prior response above to your query #4.

•

We then analyzed whether the quoted market value of CEF’s stock as at 12/31/08 was indicative of CEF’s fair value at that time and concluded that it was not indicative of fair value.  Refer to our prior response above to your query #4.

•

As an alternative to the use of quoted share prices, we developed our fair value estimate for CEF using a future cash flow projection discounted to present value as at 12/31/08.

•

CEF’s future cash flow projection was based on its 2009 budget.  We developed our projection for future years by first establishing that oil and gas price levels have been a good predictor of industry activity and CEF revenues in the past.  See “Relationship of Company Sales to Oil and Gas Industry Pricing and Activity Trends” chart on page 15 of our 2008 Form 20-F.  We then used a forecast for oil and gas prices in Western Canada for the next five years prepared by an established independent oil and gas reservoir engineering firm, as a basis to predict expected future oil and gas industry activity in Western Canada and CEF revenues and profitability based on the relationships in the past with oil and gas prices (as depicted in the chart referred to above).  This supported the return to 2008 profitability levels by 2013.

•

We then compared our estimated cost of capital of 12% to 14% after tax (see methodology discussion below) to the average forecast 2009 earnings capitalization rate of 9.3% (ie. the inverse of the average price/earnings multiple) for 15 Canadian public energy service companies based on December 31, 2008 closing prices as detailed in a Raymond James investment research report.  From this comparison, we concluded that the “market” was expecting an approximate 4% annual earnings growth rate in Canadian energy service sector profitability going forward.  As CEF services the same oil and gas industry activity as the broader Canadian public energy services industry, we included a 4% annual growth component to our earnings projection through 2013.

•

We present valued CEF’s future cash flow projection using a discount rate range of  12% to 14% after tax which was developed using share price volatility data for 32 Canadian publicly traded energy service companies over a 5 year period, relative to the broader stock market.  CEF’s debt to equity capitalization is comparable to the Canadian energy service industry average.

•

CEF’s future cash flow projection, discounted at 12% to 14% after tax, resulted in an estimated fair value of $9.49 and $8.18 per share respectively, exceeding CEF’s net book value per share as at 12/31/08 of $7.68 by 24% and 7% respectively.  The “target price” recommended in a recent independent investment research report and the Company’s 5 year strategic plan, were also consistent with the estimated fair value exceeding CEF’s net book value.

•

Accordingly management concluded that it was more likely than not that CEF’s fair value exceeded its net book value at 12/31/08.

As detailed above, CEF’s impairment analysis was based on a discounted cash flow analysis.  This methodology was preferred by management as it specifically values expected CEF future cash flows discounted based on industry average price/earnings data over a 5 year time frame and is generally thought to be a more robust approach compared to using recent M&A transaction multiples which typically include “control premiums” and less transparent expected future cash flow projections assumed by the acquirer.

Significant judgements and related sensitivities used in CEF’s impairment valuation analysis are as follows:

•

As detailed above, our future cash flow projection was based on our 2009 budget.  We used the historic relationship of oil and gas prices to CEF revenues to project expected revenues and profitability over the 2010 to 2013 period.  This relationship assumes that oil and gas customer economics and the resulting demand for CEF’s products in the future will vary with future oil and gas price levels consistent with past experience.  Accordingly, to the extent future oil and gas prices vary from the forecast used by CEF in preparing its goodwill impairment analysis, CEF’s future cash flow projection and fair value estimate would vary similarly.  We supplemented this cash flow projection by including an expected 4% annual growth rate based on the comparison of the average price/earnings capitalization rate for the Canadian energy service sector (sourced from an independent investment research report prepared as at 12/31/08), to our estimated weighted average cost of capital.  Changes in “market” growth rate expectations for the sector would similarly impact our estimation of CEF fair value.  An across the board reduction in annual future cash flows of 1% would be expected to reduce CEF’s fair value estimate commensurately.

•

CEF’s future cash flow projections assume profit margins, expense, capital expenditures and net working capital relationships to revenue to be consistent with historic levels (2009 budget incorporated a decline in profit margins and an increase in expense relationships relative to recent performance due to an anticipated decline in industry activity in 2009).

•

Our future cash flow projection was valued using a discounted present value method.  We used a weighted average cost of capital range of between 12% and 14% (after tax) as described above.  A 1% increase in the weighted cost of capital would reduce CEF’s fair value estimate by approximately 8%.

Note 1.  Accounting Policies, page 54

Inventories, page 55.

6.

It appears to us that your accounting policy for the reversal of any inventory writedown does not comply with U.S. GAAP.  Please confirm to us and revise future filings to clarify that no such reversals occurred during the periods presented.

CE Franklin response:

As noted on the top of page 55, (Note 1.  Accounting Policies – Change in Accounting Policies), new inventory accounting standards in Canada were implemented effective January 1, 2008 through the adoption of the new CICA Handbook Section 3031.  The new accounting standard specifically requires that any reversal of an inventory reserve must be recognized as a reduction in expense in the period recognized.  Accordingly, CE Franklin expanded the description of its inventory accounting policy on page 55, by adding the following sentence to its policy:  “The reversal of any write down of inventory arising from an increase in net realizable value, shall be recognized as a reduction in obsolescence expense in the period in which the reversal occurred.”

The 3rd sentence in the paragraph on the top of page 55 states “The adoption of Section 3031 did not impact the determination of inventory costs and expense recorded by the Company.”

In the future, if we do reverse any non-material inventory write downs required by Canadian GAAP, we will disclose the accounting policy difference and its impact on the Company’s statement of operations and balance sheets in our US GAAP reconciliation note to the financial statements.

Note 1.  Accounting Policies, page 54

Revenue Recognition, page 56

7.

Please tell us and revise future filings to clarify when the title and risk of loss transfer to the customer.

8.

We note your discussion throughout the filing of various services you provide to your customers including maintenance and repair, warehouse management, equipment and production services, design testing, well-optimization analysis, project management, and supply chain management services.  Please tell us and disclose in future filings your revenue recognition policy for service revenues and, if material, quantify service revenues as a percent of total revenues for each period presented in the MD&A.

CE Franklin response:

Title and risk of loss transfers when the customer takes possession of the product.  For service offerings, revenue is recognized when the service provided to the customer has been completed.

CEF will revise its accounting policy note in future filings to reflect the following:

“The Company’s revenue, which is comprised of product sales and related services, is generally subject to contractual arrangements, which specify price and general terms and conditions.  The Company recognizes product sales when the customer takes possession of the product and title and related risk of loss transfers to the customer.  Service revenue is recognized when the service provided to the customer has been completed.”

Production services revenue in 2008 was $16.7 million and represented 3% of total sales as disclosed in our MD&A in the table on the top of page 17.

CE Franklin acknowledges the following in connection with this response to your letter dated February 26, 2009:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require additional information in connection with our response, please call me at 403-531-5603.

Yours very truly,

Mark Schweitzer

Vice-President and Chief Financial Officer

CE Franklin Ltd.

1900, 300 – 5th Avenue S.W.     Calgary, Alberta, Canada T2P 3C4      (403) 531-5600      Fax: (403) 265-1968